DLA Piper LLP (US)
4141 Parklake Avenue, Suite 300
Raleigh, North Carolina 27612-2350
www.dlapiper.com

Christopher R. Stambaugh
christopher.stambaugh@dlapiper.com
T 919.786.2040
F 919.786.2240

April 27, 2011

VIA EDGAR

Mr. Michael McTiernan

Assistant Director

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3010 CF/AD8

Washington, D.C. 20549

Re:	Behringer Harvard Multifamily REIT I, Inc.
Post-Effective Amendment No. 11 to Form S-11
Filed April 18, 2011
File No. 333-148414

Form 10-K for the fiscal year ended December 31, 2010
Filed March 25, 2011
File No. 000-53195

Dear Mr. McTiernan:

On behalf of our client, Behringer Harvard Multifamily REIT I, Inc. (the “Company”), we are writing to address the comment letter from the Staff of the Commission’s Division of Corporation Finance to Gerald J. Reihsen, III, Executive Vice President of the Company, dated April 26, 2011, regarding the above-referenced filing.  For your convenience, we have reproduced the comments below, along with our responses.   We respectfully request permission to include the additional disclosures requested by the Staff in a 424(b)(3) filing to be filed upon effectiveness of the Company’s post-effective amendment.  If the Staff is amenable to such course, we request that the Staff declare the above-referenced filing effective at the earliest time practicable.

Supplement No. 14 dated April 18, 2011

Funds from Operations and Modified Funds from Operations, page 13

1.             Please revise this section to more clearly explain how MFFO is useful to an investor. To the extent you believe that MFFO is a useful measure for potential investors to evaluate historical performance during the offering stage, please provide more detailed disclosure on why, particularly given that the measure may exclude significant acquisition costs and impairments, both of which may have reduced the value of the shares offered, and both of which relate to key aspects of your buy and hold strategy. Please also specify in detail the limitations for an investor of using MFFO as a historical performance measure. Alternatively, if you believe that MFFO may be useful for an investor assessing the sustainability of current operating performance in the future, after the offering stage, please provide more detailed disclosure on the limits of this usefulness. To the extent you include disclosure on the usefulness of the measure to management, please clearly separate this discussion from the discussion of the usefulness to investors. Please note that this comment also applies to disclosure regarding MFFO in your future Exchange Act periodic reports.

Response:  The Company will revise the disclosure as requested in a 424(b)(3) filing to be filed upon effectiveness of the Company’s post-effective amendment.  A marked copy of the disclosure is included below.  The Company undertakes to make similar changes in its future Exchange Act periodic reports.

Funds from Operations and Modified Funds from Operations

Funds from operations (“FFO”) is a non-GAAP performance financial measure that is widely recognized as a measure of REIT operating performance.  We use FFO as defined by the National Association of Real Estate Investment Trusts to be net income (loss), computed in accordance with GAAP excluding extraordinary items, as defined by GAAP, and gains (or losses) from sales of property (including deemed sales and settlements of pre-existing relationships), plus depreciation and amortization on real estate assets, and after related adjustments for unconsolidated partnerships, joint ventures and subsidiaries and noncontrolling interests.  We believe that FFO is helpful to our investors and our management as a measure of operating performance because it excludes real estate-related depreciation and amortization, gains and losses from property dispositions, and extraordinary items, and as a result, when compared year to year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs, development activities, general and administrative expenses, and interest costs, which are not immediately apparent from net income.  Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate and intangibles diminishes predictably over time.  Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting alone to be insufficient.  As a result, our management believes that the use of FFO, together with the required GAAP presentations, is helpful for our investors in understanding our performance.  Factors that impact FFO include start-up costs, fixed costs, delay in buying assets, lower yields on cash held in accounts, income from portfolio properties and other portfolio assets, interest rates on acquisition financing and operating expenses.  In addition, FFO will be affected by the types of investments in our and/or our Co-Investment Ventures’ portfolios, which include, but are not limited to, equity and mezzanine, mortgage and bridge loan investments in existing operating properties and properties in various stages of development and the accounting treatment of the investments in accordance with our accounting policies.

Since FFO was promulgated, GAAP has adopted several new accounting pronouncements, such that management, investors and analysts have considered the presentation of FFO alone to be insufficient. Accordingly, in addition to FFO, we use modified funds from operations (“Modified Funds from Operations” or “MFFO”) as defined by the Investment Program Association (“IPA”).  MFFO excludes from FFO the following items:

(1)     acquisition fees and expenses;

(2)     straight line rent amounts, both income and expense;

(3)     amortization of above or below market intangible lease assets and liabilities;

(4)     amortization of discounts and premiums on debt investments;

(5)     impairment charges;

(6)     gains  or losses from the early extinguishment of debt;

(7)     gains or losses on the extinguishment or sales of hedges, foreign exchange, securities and other derivatives holdings except where the trading of such instruments is a fundamental attribute of our operations;

(8)     gains or losses related to fair value adjustments for derivatives not qualifying for hedge accounting, including interest rate and foreign exchange derivatives;

(9)     gains or losses related to consolidation from, or deconsolidation to, equity accounting;

(10)     gains or losses related to contingent purchase price adjustments; and

(11)     adjustments related to the above items for unconsolidated entities in the application of equity accounting.

We believe that MFFO is ~~a helpful measure of operating performance because it excludes costs that management considers more reflective of investing activities or non-operating valuation and other changes. Accordingly, we believe that MFFO can be a useful metric to assist management, investors and analysts in assessing~~helpful in assisting management assess the sustainability of operating performance~~.~~   in future periods and, in particular, after our offering and acquisition stages are complete, primarily because it excludes acquisition expenses that affect property operations only in the period in which the property is acquired.  Although MFFO includes other adjustments, the exclusion of acquisition expenses is the most significant adjustment to us at the present time, as we are currently in our offering and acquisition stages.  Thus, MFFO provides helpful information relevant to evaluating our operating performance in periods in which there is no acquisition activity.

As explained below, management’s evaluation of our operating performance excludes the items considered in the calculation based on the following economic considerations:

•              Acquisition expenses. In evaluating investments in real estate, including both business combinations and investments accounted for under the equity method of accounting, management’s investment models and analyses differentiate costs to acquire the investment from the operations derived from the investment. Prior to 2009, acquisition costs for both business combinations and equity investments were capitalized; however, beginning in 2009, acquisition costs related to business combinations are expensed. Both of these acquisitions costs have been and will continue to be funded from the proceeds of our this offering and other financing sources and not from operations.  We believe by excluding expensed acquisition costs, MFFO provides useful supplemental information that is comparable for each type of our real estate investments and is consistent with management’s analysis of the investing and operating performance of our properties.  Acquisition expenses include those paid to our advisor or third parties.

•              Impairment charges, gains or losses related to fair value adjustments for derivatives not qualifying for hedge accounting and gains or losses related to contingent purchase price adjustments.   Each of these items relates to a fair value adjustment, which is based on the impact of current market fluctuations and underlying assessments of general market conditions and specific performance of the holding, which may not be directly attributable to our current operating performance. As these gains or losses relate to underlying long-term assets and liabilities, where we are not speculating or trading assets, management believes MFFO provides useful supplemental information by focusing on the changes in our core operating fundamentals rather than changes that may reflect anticipated gains or losses. In particular, because GAAP impairment charges are not allowed to be reversed if the underlying fair values improve or because the timing of impairment charges may lag the onset of certain operating consequences, we believe MFFO provides useful supplemental information related to current consequences, benefits and sustainability related to rental rate, occupancy and other core operating fundamentals.

•              Adjustments for amortization of above or below market intangible lease assets.  Similar to depreciation and amortization of other real estate related assets that are excluded from FFO, GAAP implicitly assumes that the value of intangibles diminishes predictably over time and that these charges be recognized currently in revenue. Since real estate values and market lease rates in the aggregate have historically risen or fallen with market conditions, management believes that by excluding these charges, MFFO provides useful supplemental information on the realized economics of the real estate.

•              Adjustments for straight line rents and amortization of discounts and premiums on debt investments.  In the proper application of GAAP, rental receipts and discounts and premiums on debt investments are allocated to periods using various systematic methodologies. This application will result in income recognition that could be significantly different than underlying contract terms. By adjusting for these items, MFFO provides useful supplemental information on the realized economic impact of lease terms and debt investments and aligns results with management’s analysis of operating performance.

•              Adjustment for gains or losses related to early extinguishment of hedges, debt, consolidation or deconsolidation and contingent purchase price.  Similar to extraordinary items excluded from FFO, these adjustments are not related to our continuing operations.  By excluding these items, management believes that MFFO provides supplemental information related to sustainable operations that will be more comparable between other reporting periods and to other real estate operators.

~~By providing MFFO, we believe we are presenting useful information that assists investors to better align their analysis with management’s analysis of long-term, core operating activities.~~  Many of these adjustments are similar to adjustments required by SEC rules for the presentation of proforma business combination disclosures, particularly acquisition expenses, gains or losses recognized in business combinations and other activity not representative of future activities.

By providing MFFO, we believe we are presenting useful information that also assists investors and analysts to better assess the sustainability of our operating performance after our offering and acquisition stages are completed.  MFFO also provides useful information in ~~analyzing comparability between reporting periods. Because MFFO is primarily affected by the same factors as FFO but without non-operating changes, particularly valuation changes, we believe fluctuations in MFFO are more indicative of changes in operating activities.  MFFO is also more comparable in evaluating our performance over time and as compared to~~comparing reporting periods, but only to the extent that it shows changes in the sustainability of our operating performance after our offering and acquisition stages are completed.  We also believe that MFFO is a recognized measure of sustainable operating performance by the real estate industry.  MFFO is useful in comparing the sustainability of our operating performance after our offering and acquisition stages are completed with the sustainability of the operating performance of other real estate companies~~, which may~~ that are not ~~be~~ as involved in acquisition activities or as affected by ~~impairments and other non-operating charges.~~ other MFFO adjustments.  However, investors are cautioned that MFFO should only be used to assess the sustainability of our operating performance after our offering and acquisition stages are completed, as it excludes acquisition costs that have a negative effect on our operating performance and the reported book value of our common stock and stockholders’ equity during the periods in which properties are acquired.

FFO or MFFO should not be considered as an alternative to net income (loss), nor as indications of our liquidity, nor are they either indicative of funds available to fund our cash needs, including our ability to make distributions.  In particular, as we are currently in the acquisition phase of our life cycle, acquisition costs and other adjustments which are increases to MFFO are, and may continue to be, a significant use of cash.  MFFO also excludes impairment charges, rental revenue adjustments and unrealized gains and losses related to certain other fair value adjustments. Although the related holdings are not held for sale or used in trading activities, if the holdings were sold currently, it could affect our operating results. Accordingly, both FFO and MFFO should be reviewed in connection with other GAAP measurements.  Our FFO and MFFO as presented may not be comparable to amounts calculated by other REITs.

Our total MFFO has increased from 2008 to 2009 and from 2009 to 2010 due to the earnings contributions from our acquisition programs and improved occupancy and operating performances in lease up properties.  We acquired seven and three wholly owned multifamily communities in 2010 and 2009, respectively, and made investments in six and seven new BHMP CO-JVs in 2010 and 2009, respectively.  We and the BHMP CO-JVs owned 26 and eight stabilized properties as of December 31, 2010 and 2009, respectively.

Our MFFO was also impacted by our real estate investments in development and lease ups. Until these investments reach stabilization, property operating costs and interest expense in excess of rental revenue will adversely impact MFFO. We believe our investment basis potential for higher returns in these multifamily communities is favorable.  For example, our BHMP CO-JVs’ investments in Forty55 Lofts, San Sebastian and Cyan/PDX, high quality projects acquired at below-replacement value, required a lease-up period to achieve stabilization.  When stabilized, these assets will be well positioned for long-term returns. We believe these investments and our other lease-up investments will add value to our stockholders over our longer-term investment horizon, even if this results in less current-period earnings.

The following section presents our calculation of FFO and MFFO and provides additional information related to our operations (in millions, except per share amounts):

	For the Year Ended December 31,				From inception (August 4, 2006) through
	2010	2009	2008	2007	December 31, 2006
Net income (loss)	$(34.6)	$(8.3)	$2.6	$(0.2)	$—
Real estate depreciation and amortization(1)	43.1	7.6	1.1	0.5	—
FFO	8.5	(0.7)	3.7	0.3	—

Gain on acquisitions of controlling interests(2)	(2.7)	—	—	—	—
Gain on early extinguishment of debt(3)	(0.1)	—	—	—	—
Acquisition expenses(4)	12.1	5.0	—	—	—
Straight-line rents	0.9	0.3	—	—	—
MFFO	$18.7	$4.6	$3.7	$0.3	$—

GAAP weighted average common shares	83.5	32.5	14.4	2.7	—
Net income (loss) per share	$(0.41)	$(0.26)	$0.18	$(0.08)
FFO per share	$0.10	$(0.02)	$0.26	$0.11
MFFO per share	$0.22	$0.14	$0.26	$0.11	$—

(1)   The real estate depreciation and amortization amount includes our consolidated real estate-related depreciation and amortization of intangibles and our similar share of Co-Investment Venture depreciation and amortization, which is included in earnings of unconsolidated real estate joint venture investments.

(2)   For the year ended December 31, 2010, our share of the gain on acquisitions of controlling interests relates to the acquisitions of a controlling interest by The Venue and Skye 2905 BHMP CO-JVs.

(3)   For the year ended December 31, 2010, our share of the gain on early extinguishment of debt relates to the Halstead BHMP CO-JV.

(4)   Acquisition expenses include our share of expenses incurred by us and our unconsolidated investments in real estate joint ventures, including amounts incurred with our advisor. Acquisition expenses also include operating expenses that were identified or given credit by the seller in the acquisition but are expensed in accordance with GAAP.  Prior to 2009, acquisition costs were capitalized, and accordingly, no acquisition expenses were incurred in 2008.

The following additional information is presented in evaluating the presentation of net income (loss) in accordance with GAAP and our calculations of FFO and MFFO:

•      Included in net income (loss) for the year ended December 31, 2010 is our share of the net gain related to fair value in excess of the purchase price for The District Universal Boulevard~~’~~’s acquisition of approximately $1.8 million.

As noted above, we believe FFO ~~and MFFO are~~is helpful to investors ~~and our management as measures~~as a measure of operating performance and MFFO is useful to investors to assess the sustainability of our operating performance after our offering and acquisition stages are completed.  FFO and MFFO are not indicative of our cash available to fund distributions since other uses of cash, such as capital expenditures and principal payment of debt related to investments in unconsolidated real estate joint ventures, are not deducted when calculating FFO and MFFO.

2.             Refer to your reconciliation table on page 16. We note that you reconcile MFFO from GAAP net loss through NAREIT FFO, and then provide MFFO per share. Please accompany MFFO per share disclosure with FFO per share and net loss per share disclosure. Please make equivalent changes to your future Exchange Act periodic reports.

Response:  The Company will revise the disclosure as requested in a 424(b)(3) filing to be filed upon effectiveness of the Company’s post-effective amendment.  A marked copy of the disclosure is included in the response to comment 1 above.  The Company undertakes to make similar changes in its future Exchange Act periodic reports.

Very truly yours,

DLA Piper LLP (US)

/s/ Christopher R. Stambaugh

Christopher R. Stambaugh